* FOIA Confidential Treatment Request* Confidential Treatment Requested by Versartis, Inc. in connection with Registration Statement on Form S-1 filed on February 18, 2014
[COOLEY LETTERHEAD]
Kenneth L. Guernsey T: +1 415 693 2091 kguernsey@cooley.com

March 10, 2014

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey P. Riedler and Mary Mast

RE:	Versartis, Inc.

Registration Statement on Form S-1

Filed February 18, 2014

File No. 333-193997

Confidentially Submitted January 10, 2014

CIK No. 0001513818

Dear Mr. Riedler and Ms. Mast:

On behalf of Versartis, Inc. (the “Company”), we are submitting this letter in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated March 6, 2014 (the “Comment Letter”) relating to the Registration Statement on Form S-1 filed by the Company with the Commission on February 18, 2014 (the “Registration Statement”). The Comment Letter addressed the Company’s supplemental response to certain previous Staff comments, which supplemental response was provided by letter from the undersigned dated March 3, 2014 (the “Response Letter”). We have incorporated the text of the Staff’s comment into this response letter for convenience.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned at 415-693-2091 rather than rely on the U.S. mail for such notice.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

* FOIA Confidential Treatment Request* Confidential Treatment Requested by Versartis, Inc. in connection with Registration Statement on Form S-1 filed on February 18, 2014
U.S. Securities and Exchange Commission March 10, 2014 Page Two

Staff Comment and Company Response

Comment:

1.	Please tell us the factors contributing to the increase in the fair value of your common stock from $0.63 on February 4, 2014 to $[*] assumed for financial reporting purposes on February 19, 2014. Your letter dated March 3, 2014 does not identify any significant event that affected the fair value during this period and the [*]% lack of marketability discount and the change in the NASDAQ Biotechnology Index during this period do not appear sufficient to explain the increase in your common stock fair value. Furthermore, while you state in your letter that this valuation is supported by a reasonable relationship to the price paid by arms-length purchasers of contemporaneous financing transactions, you disclose on page 136 of Form S-1 filed on February 18, 2014 that 13,135,370 of 13,168,291 Series D-2 shares were sold to holders of more than 5% of your capital stock. Therefore, it is not clear that the Series D-2 issuance was done at arms-length. In addition, you state that the price paid for the Series D-2 issuance was pre-negotiated in October 2013 and thus it is not clear that $.7594 represents the fair value of the preferred stock on February 4, 2014. Please tell us why you believe you are not required to record a beneficial conversion feature for the Series D-2 issuance on February 4, 2014.

Company Response:

As a prefatory matter, we note that, subsequent to the date of the Response Letter, the Company implemented a 1-for-11.5 reverse split of its common stock and, together with the underwriters, determined that the price range to be set forth on the cover page of the preliminary prospectus will be $16.00 to $19.00 per share. The low end of this range is equivalent to approximately $1.39 per share on a pre-split basis. For consistency with the prior correspondence and ease of reference, all share and per-share numbers in this letter are presented on a pre-split basis.

In response to one of the statements in the Staff’s comment, the Company respectfully asserts that the Response Letter identified several significant events and factors supporting its view that there was a significant increase in fair value of its preferred and common stock subsequent to February 5, 2014. Based on this proposition and the other matters discussed in this letter, the Company further asserts that $0.7594 represents a reasonable estimate of the fair value of its Series D-2 convertible preferred stock on February 4, 2014 and $0.63 per share represents a reasonable estimate of the fair value of its common stock on February 5, 2014.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

* FOIA Confidential Treatment Request* Confidential Treatment Requested by Versartis, Inc. in connection with Registration Statement on Form S-1 filed on February 18, 2014
U.S. Securities and Exchange Commission March 10, 2014 Page Three

Factors contributing to an increase in value of the Company’s preferred and common stock subsequent to February 5, 2014.

The Staff’s comment avers that the Response Letter “does not identify any significant event that affected the fair value during this period [February 4, 2014 to February 19, 2014].” The Company respectfully notes that the Response Letter identifies the following:

•	The Company, which had cash and cash equivalents of just $13 million on December 31, 2013 and approximately $20 million after closing the Series D-2 financing on February 4, 2014, secured $55 million in new financing on February 14, 2014 through the sale of its Series E preferred stock, a majority [actually more than 2/3] of which was purchased by new investors having no prior relationship with the Company.[1] This arms-length transaction, executed at a nearly 50% increase in share price from the Series D-2 financing, represented a major value-enhancing event for the Company.

•	The Company took an important step toward accessing the public equity market for additional financing and creating a liquidity opportunity for its investors by publicly filing the Registration Statement on February 18, 2014.

•	The $1.39 per share (revised based on the low end of the anticipated price range as noted above) deemed fair value selected by the Company for financial accounting purposes as of February 19, 2014 assumes away any illiquidity discount that, in any customary valuation model, would apply to the Company’s preferred and common stock during the relevant period. Reasonable minds can differ with respect to the magnitude of the appropriate illiquidity discount, but all would agree that (i) some discount is appropriate and (ii) the magnitude of the discount is not constant but rather diminishes over time as liquidity grows nearer.

•	Although not sufficient alone to explain the increase in value of the Company’s preferred and common stock, the increase in the public market’s demand for biotechnology company securities was in fact a meaningful value driver during the relevant period. The NASDAQ Biotechnology Index increased by 10% from February 4, 2014 through February 19, 2014, inclusive.

Finally, the Company notes that its determination to use the low end of its preliminary IPO price range as the deemed fair value of its common stock beginning on February 19, 2014 was influenced in significant part by the positive investor feedback, including feedback about

[1]	In the interest of clarity, the Company notes that the lead investor in the Series E financing with a $20 million investment, Fidelity Investments, which is identified in the Registration Statement as a greater-than 5% stockholder, had no relationship with the Company prior to its purchase of Series E convertible preferred stock.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

* FOIA Confidential Treatment Request* Confidential Treatment Requested by Versartis, Inc. in connection with Registration Statement on Form S-1 filed on February 18, 2014
U.S. Securities and Exchange Commission March 10, 2014 Page Four

valuation, it received in the course of its “testing the waters” meetings with prospective investors during the week of February 24, 2014. This information, which was unknown to the Company prior to those meetings, contributed meaningfully to a significant change in the Company’s perspective on valuation subsequent to February 5, 2014.

Fair value of the Company’s preferred stock on February 4, 2014.

The Staff’s comment states “it is not clear that the Series D-2 issuance was done at arms-length,” in light of the fact that a high percentage of the shares were purchased by parties identified in the Registration Statement as greater-than-5% holders of the Company’s securities. In fact, though perhaps not readily apparent from the Registration Statement, the lead investor in the Series D financing, with a $12 million investment (representing 60% of the total round), Sofinnova Venture Partners, had no relationship with the Company prior to its purchase of Series D-1 convertible preferred stock in October 2013. The Company and its preexisting investors negotiated the prices and other terms of the Series D-1 and Series D-2 convertible preferred stock with Sofinnova at arms-length concurrently in October 2013. The preexisting investors and Company management had no incentive to allow Sofinnova to purchase these shares for less than fair value. Accordingly, the Company respectfully submits that the superficial appearance of insider control cited by the Staff does not provide a basis for discounting the probative value of these arms-length terms.

The Company acknowledges that, as noted by the Staff, the purchase price of the Series D-2 convertible preferred stock was established in October 2013, approximately four months prior to the completion of the purchase. However, the Company asserts that this price nevertheless represents a reasonable indication of value, having been negotiated at arms-length to reflect the step-up in value agreed by the parties to be reasonable in the event the Company received positive three-month height velocity data from its Phase 2a clinical trial. This is exactly what subsequently occurred and led to the closing of the Series D-2 round.

The Company contends that the combination of a preferred stock price of $0.7594 per share negotiated at arms-length between sophisticated, economically-motivated parties and a contemporaneous formal common stock valuation of $0.63 per share provided by a reputable independent valuation consultant provide stronger evidence of the fair value of its preferred and common stock in early February 2014 than a retrospective view based on events that had not occurred at that time.

Conclusion

Based on the foregoing, the Company respectfully submits that the $0.7594 per share paid by purchasers of Series D-2 convertible preferred stock on February 4, 2014, having been negotiated at arms-length between sophisticated, economically-motivated parties, represented a fair estimate of the fair value of the Series D-2 stock on the purchase date. The Company further contends that, as stated in the Response Letter, the $0.63 per share exercise price of

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

* FOIA Confidential Treatment Request* Confidential Treatment Requested by Versartis, Inc. in connection with Registration Statement on Form S-1 filed on February 18, 2014
U.S. Securities and Exchange Commission March 10, 2014 Page Five

the stock option granted on February 5, 2014 was supported by a contemporaneous independent valuation of the underlying common stock and bears a reasonable relationship to the price negotiated at arms-length by purchasers of Series D-2 convertible preferred stock in a substantially contemporaneous financing transaction. Accordingly, the Company and its board of directors consider this price to represent a bona fide estimate of the fair value of the common stock as of the option grant date.

Notwithstanding this view, in the interest of prudence and solely for financial accounting purposes, the Company has determined that with respect to the stock option granted on February 5, 2014, it will use a deemed fair value per share of common stock of $1.25 per share (pre-split), which is approximately 90% of the low end of the price range set forth on the cover page of the preliminary prospectus. For similar reasons, the Company has also concluded, solely for financial accounting purposes, that it will account for a presumed beneficial conversion feature with respect to the Series D-2 convertible preferred stock issued on February 4, 2014. The Company intends to calculate and report the impact of such beneficial conversion feature when it publishes its first quarter 2014 results. The Company will also reflect the expected impact of such beneficial conversion feature in the applicable pro forma disclosures in the Registration Statement based on a deemed fair value equal to $1.25 per share (pre-split), which, as noted above, is approximately 90% of the low end of the price range set forth on the cover page of the preliminary prospectus. While the Company believes a bona fide estimate of the fair value of the Series D-2 convertible preferred stock was established in connection with the financing for the reasons set forth above, the Company believes that the above-stated conclusion concerning a deemed fair value of common stock with respect to the February 5, 2014 option grant should also be applied in evaluating the impact of the beneficial conversion feature underlying the Series D-2 convertible preferred stock for financial accounting purposes.

In reaching these conclusions, the Company has considered the totality of the evidence currently available regarding changes in the Company’s valuation subsequent to February 5, 2014. The Company believes that the judgments underlying the valuation determinations made at the times of the February 5, 2014 option grant and the Series D-2 financing, while supportable in the Company’s view, should be weighed along with current valuation indicators and that the preparation of its financial statements for the quarter ending March 31, 2014 would most fairly reflect a retrospective view taking into account the valuation judgments of the Board of Directors and the advice of the underwriters underlying the range in the preliminary prospectus as well as the valuation as derived from the Series E convertible preferred stock financing. These determinations are based on the assumption that the IPO is completed during the first quarter of 2014 and may be revisited if this assumption changes.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

* FOIA Confidential Treatment Request* Confidential Treatment Requested by Versartis, Inc. in connection with Registration Statement on Form S-1 filed on February 18, 2014
U.S. Securities and Exchange Commission March 10, 2014 Page Six

Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

Understandings:

The Company has authorized us to advise the Staff that it hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 415-693-2091 or Michael E. Tenta of Cooley LLP at 650-843-5636 with any questions or further comments regarding this matter.

Sincerely,

/s/ Kenneth L. Guernsey

Kenneth L. Guernsey

cc:	Jeffrey L. Cleland, Ph.D., Versartis, Inc.

Joshua T. Brumm, Versartis, Inc.

Deepak Bhandarkar, PricewaterhouseCoopers LLP

Bruce K. Dallas, Davis Polk & Wardwell LLP

Michael E. Tenta, Cooley LLP

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.